UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Voegele, Brian C.
   4 Greenway Plaza
   Houston, Texas  77046
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   April 1, 1998
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Transocean Offshore Inc.
   RIG
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock (1)                           |1,000 (2)             |D               |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock                               |813                   |I               |(3)                                            |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Executive Stock Options |(4)      |1/27/04  |Common Stock           |2,400    |$8.375    |D            |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Executive Stock Options |(5)      |2/23/05  |Common Stock           |7,200    |$10.50    |D            |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Executive Stock Options |(6)      |2/22/06  |Common Stock           |6,600    |$23.4375  |D            |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Executive Stock Options |(7)      |3/11/07  |Common Stock           |4,400    |$28.75    |D            |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Executive Stock Optioons|(8)      |2/11/08  |Common Stock           |4,400    |$41.50    |D            |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Shares of common stock, numbers of stock options and sale and exercise prices thereof shown in this report have been adjusted to reflect the issuer's two-for-one stock split effected in the form of a 100% stock dividend paid in September 1997.
(2) Includes shares of unvested restricted stock granted under the Transocean Offshore Inc. Long-Term Incentive Plan. The shares vest as follows:
 334 on 2/23/99; 334 on 2/23/00; and 332 on
2/23/01.
(3) Shares held under the Transocean Offshore Inc. Savings Plan at 3/31/98. The number of shares listed are approximate because Plan accounting is on a unit
basis.
(4) Grant of stock options under the Transocean Offshore Inc. Long-Term Incentive Plan.
(5) Grant of stock options under the Transocean Offshore Inc. Long-Term Incentive Plan.
(6) Grant of stock options under the Transocean Offshore Inc. Long-Term Incentive Plan exercisable as follows: 2,200 on 2/23/97; 2,200 on 2/23/98;
and 2,200 on
2/23/99.
(7) Grant of stock options under the Transocean Offshore Inc. Long-Term Incentive Plan exercisable as follows: 1,466 on 3/12/98; 1,466 on 3/12/99;
and 1,468 on
3/12/00.
(8) Grant of stock options under the Transocean Offshore Inc. Long-Term Incentive Plan exercisable as follows: 1,466 on 2/12/99; 1,467 on 2/12/00;
and 1,467 on
2/12/01.
This statement confirms that the undersigned has authorized and designated Eric
B. Brown and Nicolas J. Evanoff,  to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Transocean Offshore Inc. The authority of Eric
B. Brown and Nicolas J. Evanoff shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to securities of Transocean Offshore Inc., unless earlier revoked in writing. The undersigned acknowledges that neither Eric B. Brown nor Nicolas J. Evanoff are assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act 1934.
April 13, 1998
                                                             /s/ Brian C.
Voegele

SIGNATURE OF REPORTING PERSON
/s/ Brian C. Voegele by Nicolas J. Evanoff
DATE
April 15, 1998